UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Carsley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128
Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form – Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited*

(3) Pro forma Election Form – Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited*

(4) Pro forma Proxy Form – RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited*

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited*

(6) Letter dated October 2, 2003 from Jupiters Limited to holders of reset preference shares of Jupiters Limited*

Part II - Information not Required to be sent to Security Holders

Exhibits:

(a) Orders of the Supreme Court of Queensland made on September 5, 2003*

(b) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(c) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(d) Constitution of TABCORP Holdings Limited*

(e) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(f) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(g) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(h) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(i) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003*

(j) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 29, 2003*

(k) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2003*

(l) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 9, 2003*

(m) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at Ordinary Share Scheme Meeting)*

(n) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at RPS Scheme Meeting)*

(o) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of Ordinary Share Scheme Meeting)*

(p) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of RPS Scheme Meeting)*

(q) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 27, 2003#

---

* Previously filed.
\# Filed herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of the original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ____________________
Name: Peter Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.2 PTY LTD

By: ____________________
Name: Peter Caillard
Title: Company Secretary

TABCORP ISSUER PTY LTD

By: ____________________
Name: Peter Caillard
Title: Company Secretary

Exhibit (q)

Jupiters

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

27 October 2003

SETTLEMENT COMPLETED FOR SALE OF CENTREBET BUSINESS

Further to its advice to ASX of 29 September 2003, Jupiters Limited advises that all conditions required to be met prior to the sale of its Centrebet business have now been fulfilled and settlement has occurred today.

As outlined in the Scheme Booklet distributed to Jupiters' shareholders in September, it is intended to distribute the net proceeds of the sale to holders of Jupiters' ordinary shares by way of a fully franked special dividend, conditional on the Ordinary Share Scheme proceeding.

The dividend is expected to be in the range of 14 to 17 cents per Jupiters' ordinary share, subject to a number of variables which will be determined prior to 13 November 2003, the planned Implementation Date of the merger with TABCORP Holdings Limited. The dividend representing the net Centrebet proceeds will be distributed to Jupiters' shareholders at the Implementation Date, at the same time as the fully franked special dividend of 75 cents per share, which will be paid as part of the merger with TABCORP.

The Ordinary Share Scheme was overwhelmingly approved by shareholders on Friday, 24 October 2003 and only two positive conditions remain to be satisfied, being the approval of the Supreme Court of Queensland and receipt of regulatory approvals. It is expected that both of these conditions will be satisfied by the end of the month.

For further information, please contact:

Mr Rob Hines
Managing Director & Chief Executive Officer
Jupiters Limited
Ph: + 617 5584 8900

Mr Chris Photakis
KPMG
(acting for SportOdds)
Ph: + 612 9335 7930

Mr Paul Binsted
Citigroup Global Markets Australia Pty Ltd
(acting for Jupiters Limited)
Ph: + 612 8225 4672

Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff.

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